[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Shapiro

Joel Parker

Cara Wirth

Taylor Beech

Re:	Lions Gate Entertainment Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 31, 2024
File No. 333-282630

Ladies and Gentlemen:

On behalf of our client, Lions Gate Entertainment Corp. (“Lionsgate”), we are providing Lionsgate’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated January 14, 2025, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Lionsgate has filed via EDGAR Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects Lionsgate’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Lionsgate’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 31, 2024

Background of the Transactions, page 115

1.

We note that LGEC and StudioCo entered into the Tax Matters Agreement on May 9, 2024. Please revise the Background section to disclose any material discussions or negotiations associated with entering into such agreement. Additionally, please revise to make similar revisions for each of the other agreements relating to the transactions (as listed on pages 462-464).

Response: Lionsgate has revised the disclosure on pages 119 and 126 of the Amended Registration Statement in response to the Staff’s comment.

January 27, 2025

General

2.

We have reviewed your response to prior comment 7. Please provide your analysis regarding why the payment of a filing fee is not required pursuant to Section 6(b) of the Securities Act and Securities Act Rule 457(f). Alternatively, please revise to pay the filing fee.

Response: Lionsgate has revised the disclosure on Exhibit 107 filed with the Amended Registration Statement to pay the filing fee in response to the Staff’s comments.

* * *

If you have any questions related to this letter, please do not hesitate to contact Fabiola Urdaneta at (212) 403-1121.

Sincerely

By:	/s/ Fabiola Urdaneta
Name:	Fabiola Urdaneta

Enclosures

cc:

Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz